

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2011

<u>Via E-mail</u>
Jeff P. Bennett
Vice President – Legal, Interim General Counsel and Secretary
YRC Worldwide Inc.
10990 Roe Avenue
Overland Park, KS 66211

  Re: **YRC Worldwide Inc.**
     Registration Statement on Form S-1
     Filed May 17, 2011
     Amendment No. 1 to the Registration Statement on Form S-1
     Filed June 1, 2011
     File No. 333-174277 & -01 to -25

Dear Mr. Bennett:

  We have reviewed your response to our letter dated June 9, 2011 and have the following additional comment.

<u>Exhibit 8.1</u>

 1. We note your response to prior comment 5 and reissue. Please have counsel revise the last paragraph on page 3 to clarify that the discussion of material federal income tax considerations is counsel's opinion.

  Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

       Sincerely,

       /s/ Justin Dobbie

       Justin Dobbie
       Legal Branch Chief